                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                  Asia Pacific Wire & Cable Corporation Limited
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    G0535E106
                                    ---------
                                 (CUSIP Number)

                             Jeffrey W. Rubin, Esq.
                               Hogan & Hartson LLP
                                875 Third Avenue
                               New York, NY 10022
                                  (212)918-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.G0535E106
--------------------------------------------------------------------------------

        1.        Names of Reporting Persons

                  Sino-JP Fund Co., Ltd.

                  I.R.S. Identification Nos. of above persons (entities only)
                  Not applicable - foreign entity
--------------------------------------------------------------------------------

        2.        Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                              (a)[X]
                              (b)[ ]
--------------------------------------------------------------------------------

        3.        SEC Use Only
--------------------------------------------------------------------------------

        4.        Source of Funds (See Instructions)  Not applicable
--------------------------------------------------------------------------------

        5.        Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

        6.        Citizenship or Place of Organization

                  Cayman Islands
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power
Shares Bene-
ficially by       0
Owned by Each   ----------------------------------------------------------------
Reporting
Person With       8.       Shared Voting Power

                  0
                ----------------------------------------------------------------

                  9.       Sole Dispositive Power

                  0
                ----------------------------------------------------------------

                  10.      Shared Dispositive Power

                  0
--------------------------------------------------------------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)

                  0%
--------------------------------------------------------------------------------
        14.       Type of Reporting Person (See Instructions)
                  IC,CO

                                       2

CUSIP No.G0535E106
--------------------------------------------------------------------------------

        1.        Names of Reporting Persons.

                  Sino-JP Assets Management Co., Ltd.

                  I.R.S. Identification Nos. of above persons (entities
                  only). Not applicable - foreign entity
--------------------------------------------------------------------------------

        2.        Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                              (a) [X]
                              (b) [ ]
--------------------------------------------------------------------------------

        3.        SEC Use Only
--------------------------------------------------------------------------------

        4.        Source of Funds (See Instructions)
--------------------------------------------------------------------------------
        5.        Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.        Citizenship or Place of Organization

                  Cayman Islands
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power
Shares Bene-
ficially by       0
Owned by Each    ---------------------------------------------------------------
Reporting         8.       Shared Voting Power
Person With
                  0
                ----------------------------------------------------------------
                  9.       Sole Dispositive Power

                  0
                ----------------------------------------------------------------
                  10.      Shared Dispositive Power

                  0
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------

      12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person (See Instructions)
                  IC,CO

CUSIP No. G0535E106
--------------------------------------------------------------------------------

        1.        Names of Reporting Persons.

                  Expert Time Holdings Limited

                  I.R.S. Identification Nos. of above persons (entities
                  only). Not applicable - foreign entity
--------------------------------------------------------------------------------

        2.        Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                              (a) [X]
                              (b) [ ]
--------------------------------------------------------------------------------

        3.        SEC Use Only
--------------------------------------------------------------------------------
        4.        Source of Funds (See Instructions)
--------------------------------------------------------------------------------
        5.        Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.        Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power
Shares Bene-
ficially by       0
Owned by Each   ----------------------------------------------------------------
Reporting
Person With       8.       Shared Voting Power

                  0
                ----------------------------------------------------------------
                  9.       Sole Dispositive Power

                  0
--------------------------------------------------------------------------------
                  10.      Shared Dispositive Power

                  0
--------------------------------------------------------------------------------
        11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------
        14.       Type of Reporting Person (See Instructions)
                  IC,CO

CUSIP No. G0535E106
--------------------------------------------------------------------------------

        1.        Names of Reporting Persons.

                  Wellen Sham

                  I.R.S. Identification Nos. of above persons (entities
                  only). Not applicable
--------------------------------------------------------------------------------

        2.        Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                              (a) [X]
                              (b) [ ]
--------------------------------------------------------------------------------

        3.        SEC Use Only
--------------------------------------------------------------------------------
        4.        Source of Funds (See Instructions)

        5.        Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.        Citizenship or Place of Organization

                  United States
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power
Shares Bene-
ficially by       0
Owned by Each   ----------------------------------------------------------------
Reporting
Person With       8.       Shared Voting Power

                  0
                ----------------------------------------------------------------
                  9.       Sole Dispositive Power

                  0
                ----------------------------------------------------------------
                  10.      Shared Dispositive Power

                  0
--------------------------------------------------------------------------------
        11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------
        14.       Type of Reporting Person (See Instructions)
                  IN

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

                       ----------------------------------

                                EXPLANATORY NOTE

This Statement relates to the common stock, par value $0.01 per share (the
"Common Stock") of Asia Pacific Wire & Cable Corporation Limited, a Bermuda
corporation (the "Company").This Statement amends, in accordance with Rule
13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons, as follows:

Item 4.  Purpose of Transaction.

On June 28, 2007, Sino-JP Fund Co., Ltd. sold 2,766,154 shares of Common Stock, representing its entire interest in the Company, to SOF Investments, L.P. The
Purchase price paid was $11,756,154.50, or $4.25 per share. As a result of such sale, the Reporting Persons do not have any beneficial interest in Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the outstanding shares of the Company beneficially owned by the Reporting Persons is as follows:

None

(b) The number of shares as to which there is sole or shared power to vote or direct the vote, or to dispose or direct the disposition of the Shares beneficially owned by each Reporting Person is as follows:

None

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons are as follows:

None, except for the transaction reported in response to Item 4 above.

(d) Inapplicable

(e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities is as follows:

                                       3

June 28, 2007

Item 7 Material to be Filed as Exhibits.

Exhibit A Stock Purchase Agreement, dated June 28, 2007.

Exhibit B  Joint Filing Agreement, dated July 9, 2007.

                                       4

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2007
       ----------------------------

                                  SINO-JP FUND CO., LTD.

                                  By:  /s/ Wellen Sham
                                      -----------------------------------
                                     Wellen Sham, Chairman
r

                                  SINO-JP ASSETS MANAGEMENT CO.

                                  By:  /s/ Wellen Sham
                                      -----------------------------------
                                     Wellen Sham, Director

                                  EXPERT TIME HOLDINGS LIMITED

                                  By:  /s/ Wellen Sham
                                      -----------------------------------
                                      Wellen Sham, Director

                                 /s/ Wellen Sham
                                 Wellen Sham
---------------------------------

                                       5